Exhibit 99.4

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017

AND FOR THE YEARS THEN ENDED

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017

AND FOR THE YEARS THEN ENDED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ENLIVEX THERAPEUTICS LTD.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Enlivex Therapeutics Ltd. (the "Company") as of December 31, 2016 and 2017, and the related statements of operations and comprehensive (loss), changes in stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred operating losses and negative cash flows from operating activities and its ability to continue to operate as a going concern is dependent upon additional financial support. These conditions and others raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Yarel + Partners

Yarel + Partners

Certified Public Accountants (Isr.)

Tel-Aviv, Israel

July 24, 2018

We have served as the Company's auditor since 2013.

F-1

ENLIVEX THERAPEUTICS LTD.

BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2017

ASSETS
Current Assets
Cash and cash equivalents (notes 2d, 3)	$3,020	$9,005
Prepaid expenses	46	14
Other receivables	47	95
Total Current Assets	3,113	9,114

Non-Current Assets
Restricted cash (note 2e)	25	27
Long-term prepaid expenses (note 2f)	7	11
Property and equipment, net (notes 2g, 4)	314	388
Total Non-Current Assets	346	426
TOTAL ASSETS	$3,459	$9,540

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable trade	$32	$37
Accrued expenses and other liabilities (note 5)	583	634
Payables to related parties (note 8)	28	25
Total Current Liabilities	643	696

Non-Current Liabilities
Retirement benefit obligations (note 2j)	6	7
Warrants (note 6)	-	344
Total Non-Current Liabilities	6	351
Commitments And Contingent Liabilities (note 7)	-	-
TOTAL LIABILITIES	649	1,047

SHAREHOLDERS' EQUITY
Common stock of NIS 0.01 ($0.003) par value: (note 9) Authorized: 160,000,000 and 245,000,000 shares as of December 31, 2016 and 2017; Issued and outstanding: 70,038,316 and 72,488,316 as of December 31, 2016 and 2017;	197	204
Preferred Stock, NIS 0.01 ($0.003) par value: (note 9) Series A: Authorized: 65,000,000 shares as of December 31, 2016 and 2017; Issued and outstanding Series A 6% Cumulative Preferred Stock: 63,201,174 shares as of December 31, 2016 and 2017	160	160
Preferred Stock, NIS 0.01 ($0.003) par value: (note 9) Series B: authorized: 0 and 72,000,000 shares as of December 31, 2016 and 2017; Issued and outstanding Series B 6% Cumulative Preferred Stock: 0 and 28,377,032 shares as of December 31, 2016 and 2017	-	81
Additional paid in capital	13,835	21,598
Foreign currency translation adjustments (note 2c)	(1,839)	(1,503)
Accumulated deficit	(9,543)	(12,047)
TOTAL SHAREHOLDERS' EQUITY	2,810	8,493
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,459	$9,540

The accompanying notes are an integral part of the financial statements.

F-2

ENLIVEX THERAPEUTICS LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

U.S. dollars in thousands (except shares and per share data)

	Year ended December 31,
	2016	2017

Revenues	$-	$-
Operating expenses:
Research and development expenses, net (notes 2k, 13a)	2,029	1,691
General and administrative expenses (note 13b)	793	480
	2,822	2,171

Operating loss	(2,822)	(2,171)

Financial income (note 13c)	30	37
Financial expenses (note 13d)	(86)	(370)

Net (loss)	$(2,878)	$(2,504)

Other comprehensive gain (loss)
Interest on convertible notes	(67)	-
Exchange differences arising from translating financial statements from functional to presentation currency (note 2c)	88	336
Total other comprehensive gain (loss)	21	336
Total comprehensive (loss)	$(2,857)	$(2,168)

Basic & diluted (loss) per share (note 2n)	$(0.05)	$(0.05)
Weighted average number of shares outstanding	69,354,899	70,765,239

The accompanying notes are an integral part of the financial statements.

F-3

ENLIVEX THERAPEUTICS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common stock		Preferred Stock
	Number of shares	Share capital	Number of shares	Share capital	Additional paid in capital	Convertible notes	Currency translation adjustments	Accumulated deficit	Total

JANUARY 1, 2016	63,375,813	$181	-	$-	$5,008	$8,798	$(1,932)	$(6,598)	$5,457
Stock options exercised	217,816	-	-	-	27	-	-	-	27

Issuance of Common and Preferred Stock Series A in connection with conversion of convertible notes	6,444,687	16	63,201,174	160	8,689	(8,865)	-	-	-
Interest on convertible notes	-	-	-	-	-	67	-	(67)	-
Stock based compensation	-	-	-	-	111	-	-	-	111
Other comprehensive gain	-	-	-	-	-	-	93	-	93
Net loss	-	-	-	-	-	-		(2,878)	(2,878)

DECEMBER 31, 2016	70,038,316	$197	63,201,174	$160	$13,835	$-	$(1,839)	$(9,543)	$2,810

JANUARY 1, 2017	70,038,316	$197	63,201,174	$160	$13,835	$-	$(1,839)	$(9,543)	$2,810
Issuance of Common Stock in connection with conversion of notes in 2016	2,450,000	7	-	-	(7)	-	-	-	-

Issuance of Preferred Stock Series B for cash ($8,249 net of $519 issuance costs)	-	-	28,377,032	81	7,649	-	-	-	7,730

Stock options forfeited and expired	-	-	-	-	-	-	-	-	-
Stock based compensation	-	-	-	-	121	-	-	-	121
Other comprehensive gain	-	-	-	-	-	-	336	-	336
Net loss	-	-	-	-	-	-	-	(2,504)	(2,504)

DECEMBER 31, 2017	72,488,316	$204	91,578,206	$241	$21,598	$-	$(1,503)	$(12,047)	$8,493

The accompanying notes are an integral part of the financial statements.

F-4

ENLIVEX THERAPEUTICS LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2017
Cash flows from operating activities
Net (loss)	$(2,878)	$(2,504)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	58	83
Share-based compensation	111	121
Accrued income on deposits	(2)	-
Issuance expenses related to warrants exercisable into shares	-	19
Changes in operating asset and liability items:
Decrease in prepaid expenses	108	33
Decrease (increase) in other receivables	465	(40)
(Decrease) increase in accounts payable trade	(42)	1
(Decrease) in accrued expenses and other liabilities	(10)	(11)
(Decrease) increase in payables to related parties	-	(6)
Net cash (used in) operating activities	(2,190)	(2,304)

Cash flows from investing activities
Purchase of property and equipment	(182)	(130)
Investment in restricted bank deposits	(5)	-
Release of short term bank deposits, net	5,011	-
Net cash provided by (used in) investing activities	4,824	(130)

Cash flows from financing activities
Proceeds from issuance of preferred stock and warrants	-	8,055
Proceeds from exercise of options	27	-
Net cash provided by financing activities	27	8,055

Increase in cash and cash equivalents	2,661	5,621
Cash and cash equivalents - beginning of year	262	3,020
Exchange rate differences on cash and cash equivalents	97	364
Cash and cash equivalents - end of year	$3,020	$9,005

Non cash transactions:

Issuance of Common and Preferred Stock in connection with conversion of Convertible Notes and accrued interest	$8,865	$7

Interest on convertible notes	$67	$-

The accompanying notes are an integral part of the financial statements.

F-5

ENLIVEX THERAPEUTICS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 – GENERAL INFORMATION

a.	General

Enlivex Therapeutics Ltd. (the" Company”), headquartered in Jerusalem Israel, was incorporated under the laws of Israel and commenced operations on September 25, 2005.

Since inception, the Company has been engaged in the development of an autologous and allogeneic  drug pipeline for the treatment of autoimmune and inflammatory conditions which involve over-expression or hyper-expression of cytokines (Cytokine Release Syndrome) such as CAR-T (Chimeric Antigen Receptor) cancer treatment procedures, Graft-versus-Host disease (GvHD) resulting from bone-marrow transplantations, solid organ transplantations and an assembly of autoimmune and inflammatory conditions, such as Crohn’s disease, rheumatoid arthritis, gout, multiple sclerosis,  and other disorders. The development is based on the discoveries of Professor Dror Mevorach, an expert on clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital ("Hadassah").

b.	Financial resources

The Company devotes substantially all of its efforts toward research and development activities. In the course of such activities, the Company has sustained operating losses and expects such losses to continue for the foreseeable future. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company’s accumulated deficit aggregated $12,047 through December 31, 2017. There is no assurance that profitable operations, if ever achieved, could be sustained on a continuing basis. The Company's management plans to finance its operations with issuances of the Company's equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development. The Company's ability to continue to operate in the long term is dependent upon additional financial support. The Company believes that its current cash sources will enable the continuance of the Company’s activities for at least a year with no need for additional fundraising.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The Company’s financial statements as of December 31, 2016 and 2017, and for each of the years in the two year period ended December 31, 2017, have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). The significant accounting policies described below have been applied on a consistent basis for all years presented.

The financial statements have been prepared on the basis of historical cost, subject to adjustment of financial assets and liabilities to their fair value through profit or loss.

The Company classifies its expenses on the statement of comprehensive loss based on the operating characteristics of such expenses.

The preparation of financial statements in conformity with U.S. GAAP requires the use of certain critical accounting estimates. It also requires that management exercise its judgment in applying the Company’s accounting policies. Actual results may differ materially from estimates and assumptions used by the Company’s management.

b.	Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c.	Functional currency and translation to the reporting currency

The functional currency of the Company is the New Israeli Shekel (“NIS”), which is the local currency in which the entity operates.

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ENLIVEX THERAPEUTICS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

c.	Functional currency and translation to the reporting currency (cont.)

The financial statements of the Company were translated into U.S. dollars in accordance with ASC 830, "Foreign Currency Matters".  Accordingly, assets and liabilities were translated from local currencies to U.S. dollars using yearend exchange rates, equity items were translated at the exchange rates of the date of the equity transaction, and income and expense items were translated at average exchange rates during the year.

Gains or losses resulting from translation adjustments (which result from translating an entity’s financial statements into U.S. dollars if its functional currency is different than the U.S. dollar) are reported in other comprehensive income (loss) and are reflected in equity, under “accumulated other comprehensive income (loss)”.

Balances denominated in, or linked to foreign currency are stated on the basis of the exchange rates prevailing at the balance sheet date.  For foreign currency transactions included in the statement of income, the exchange rates applicable on the relevant transaction dates are used.  Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financing income or expenses as applicable.

The following table presents data regarding the dollar exchange rate and the Israeli CPI:

	Israeli CPI	U.S. $ Exchange rate
	In Points (*)	1 $ = NIS
At the end of:
2017	101.3	3.467
2016	100.9	3.845
Increase (decrease) during the year:
2017	0.4%	(9.8)%
2016	(1.2)%	(1.5)%
(*) CPI basis of 2012 = 100 points.

d.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Restricted cash: Restricted cash held in interest bearing saving accounts which are used as a security for the Company's facility leasehold bank guarantee.

f.	Non-current prepaid expenses: Non-current prepaid expenses consist of non-current lease deposits as security for the Company's motor vehicles leases.

g.

Property and equipment

Property and equipment are stated at historical cost less depreciation. Assets are depreciated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%
Computers	33
Office furniture and equipment	7
Leasehold improvements	10
Laboratory equipment	15-33

F-7

ENLIVEX THERAPEUTICS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

h.	Impairment of non-financial assets
The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2016, and 2017, no impairment losses have been identified.

i.	Stock-based compensation

ASC 718 - “Compensation-stock Compensation”- (“ASC 718”) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an Option Pricing Model ("OPM"). The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods.

The Company estimates the fair value of stock options granted using the Black-Scholes Merton OPM. The OPM requires a number of assumptions. There is no active external or internal market for the Company's common shares. Thus, it was not possible to estimate the expected volatility of the Company's share price in estimating fair value of options granted. Accordingly, as a substitute for such volatility, the Company used the historical volatility of comparable companies in the industry. The expected term of options granted represents the period of time that options granted are expected to be outstanding, the company uses management's estimates for the expected term of options due to insufficient readily available historical exercise data. The risk-free interest rate is based on the yield rates of U.S. Government Treasury Bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company used the following weighted-average assumptions for options granted to employees and directors:

	Year ended December 31, 2016	Year ended December 31, 2017

Weighted Average Risk free interest rate	1.32%	2.22%
Dividend yield	-	-
Weighted Average Volatility factor	71.94%	73.85%
Weighted Average Expected life of the options	6	6

j.	Employees benefits
Post-employment benefits
The majority of the Company's employees in Israel are signed on Section 14 of Israel's Severance Pay Law, 5723-1963 (“Section 14”). Pursuant to Section 14, the employees are entitled only to an amount of severance pay equal to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees, consequently a severance pay liability is not recorded on the Company's balance sheet.
With respect to employees that are not covered by section 14 or those who are covered from May 2014 onwards and not since commencement of their employment, the Company records a liability net of the plan assets for the period not covered by Section 14.
Short term employee benefits
Labor laws in Israel entitle every employee to vacation days, paid sick leave and recreation pay, computed annually. The Company recognizes a liability and an expense in respect of vacation and recreation pay based on the individual entitlement of each employee.

F-8

ENLIVEX THERAPEUTICS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

k.	Research and development expenses
Research and development expenses are charged to the statement of operations and comprehensive loss as incurred. As of December 31, 2017, the Company has not yet capitalized development expenses.

l.	Patents
The Company expenses all costs associated with patents for product candidates under development as incurred. As a result of the Company’s research and development efforts, the Company is applying for a number of patents to protect proprietary technology and inventions. To date, the Company has not capitalized patent costs. The Company has recorded a charge to operations of approximately $87 and $219 for the years ended December 31, 2016 and 2017, respectively, related to its patents costs.

m.	Income taxes

The Company accounts for income taxes in accordance with ASC 740-10 "Accounting for Income Taxes". This Statement requires the use of the liability method of accounting for income taxes, whereby deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As the Company is currently engaged primarily in development activities and is not expected to generate taxable income in the foreseeable future, the Company provides a valuation allowance, to reduce deferred tax assets to their estimated realizable value.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to ASC 740-10.

n.	Loss per share

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, "Earnings per Share."

All outstanding preferred stock, options and warrants for the years ended December 31, 2016 and 2017 have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. As of December 31, 2016 and 2017 the total weighted average number of shares related to outstanding potential shares excluded from the calculations of diluted net loss per share were 76,584,576 and 101,763,319, respectively.

The following data show the amounts used in computing income (loss) per share and the effect on income (loss):

	Year ended December 31,
	2016	2017
Basic and diluted (loss) per share:
(Loss) income from continuing operations	$(2,878)	$(2,503)
Interest on convertible notes	(67)
Interest of 6% to Cumulative Preferred Stock	(497)	(717)
	$(3,442)	$(3,220)

Number of common shares at the beginning of the year	63,375,813	70,038,316
Stock options exercised	81,756	-
Common shares issued in connection with conversion of convertible notes, February 1, 2016	5,897,330	726,923
Number of shares used in per share computation	69,354,899	70,765,239

Basic net income (loss) per share	$(0.05)	$(0.05)

F-9

ENLIVEX THERAPEUTICS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

o.	Concentrations of credit risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and restricted cash.
Cash and cash equivalents are invested in major banks in Israel. Such deposits in Israel are not insured. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.
The Company has no foreign exchange contracts or any other hedging arrangements.

p.	Fair value of financial instruments
The Company applies ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"), pursuant to which fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.
ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.
The financial instruments presented on the balance sheet at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 - inputs other than quoted prices included within level 1 that are observable either directly or indirectly.
Level 3 - inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data). The Company's warrants exercisable into shares liability are classified as level 3 in the fair value hierarchy, and measured at fair value on a recurring basis.

q.	Comprehensive income (loss)

Comprehensive loss is the change in stockholders’ equity from transactions and other events and circumstances other than those resulting from investments by stockholders and distributions to stockholders.

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements.

The Company’s other comprehensive income (loss) is currently comprised of gains or losses resulting from translation adjustments which result from translating the Company's financial statements into U.S. dollars when its functional currency is different than the U.S. dollar.

r.	New standards and interpretations

In May 2017, the FASB issued ASU No. 2017-09, Compensation (Topic 718), which provides clarity and reduces both the diversity in practice and cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The amendments in this update provide guidance on which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company has adopted ASU 2017-09 and the adoption of the amendment did not have an impact on its financial condition, results of operations, and cash flows.

In January 2017, the FASB issued Accounting Standards Update ("ASU") No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the goodwill impairment test by eliminating Step 2 from the test among other technical changes intended to streamline the impairment test. The amendment requires an entity to perform its annual, or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The amendments should be applied on a prospective basis. The Company is required to adopt ASU 2017-04 for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and may early adopt as early as its first annual or interim impairment testing date following January 1, 2017. The adoption of this standard is not expected to impact the Company’s financial condition, results of operations, and cash flows.

F-10

ENLIVEX THERAPEUTICS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

r.	New standards and interpretations (cont.)

In August 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 clarifies whether eight specifically identified cash flow issues should be categorized as operating, investing or financing activities in the statement of cash flows. The guidance will be effective for the fiscal year beginning after December 15, 2017, including interim periods within that year. The Company is currently evaluating the impact that the adoption of ASU 2016-15 will have on its financial statements, but expect the impact to be immaterial.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to provide financial statement users with more useful information about expected credit losses on financial assets held by a reporting entity at each reporting date. The new standard replaces the existing incurred loss impairment methodology with a methodology that requires consideration of a broader range of reasonable and supportable forward-looking information to estimate all expected credit losses. This ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2019 and early adoption is permitted for fiscal years and interim periods within those years beginning after December 15, 2018. The Company is currently assessing the impact of this ASU on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes a comprehensive new lease accounting model. The new standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and, (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease-term of more than twelve months. The new standard is effective for fiscal years and interim periods beginning after December 15, 2018 and requires modified retrospective application. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its financial statements, but expect the impact to be immaterial.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”) that requires entities to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. The guidance must be applied on a prospective basis. The guidance has not had an impact on the Company's financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers and has subsequently issued several supplemental and/or clarifying ASUs, which comprise the new comprehensive revenue recognition standard that will replace all current GAAP guidance on this topic and eliminate all industry-specific guidance. The standard’s core principle is that a reporting entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company has determined that the adoption of ASU 2014-09 will not have a material effect on its financial statements.

NOTE 3 – CASH AND CASH EQUIVALENTS

	December 31,
	2016	2017

Cash held in banks	$516	$498
Bank deposits in U.S.$ (annual average interest rates 0.98% and 1.37%)	2,504	8,507
	$3,020	$9,005

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ENLIVEX THERAPEUTICS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	December 31,
	2016	2017

Cost:
Laboratory equipment	$396	$533
Computers	56	80
Office furniture & equipment	41	55
Leasehold improvements	102	126
	595	794
Accumulated depreciation:
Laboratory equipment	179	266
Computers	33	51
Office furniture & equipment	6	10
Leasehold improvements	63	79
	281	406
Depreciated cost	$314	$388

 For the years ended December 31, 2016 and 2017, depreciation expenses were $58 and $83, respectively.

NOTE 5 – ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2016	2017

Vacation, convalescence and bonus accruals	$64	$133
Employees and payroll related	117	104
Tax provision for uncertain tax position	216	240
Accrued expenses and other	186	157
	$583	$634

NOTE 6 – WARRANTS

On September 15, 2017 the Company issued shares of Series B Preferred Stock and warrants exercisable into shares of Series B Preferred Stock, see note 9c.

	Year ended December 31,
	2016	2017
Balance at January 1	$-	$-
Fair value of warrants at issuance date	-	344
Changes in values of warrants exercisable into shares liability	-	-
Balance at December 31	$-	$344

The fair value of warrants granted was valued by using the OPM pricing model. Fair values were estimated using the following assumptions for the warrants call option:

	Year ended December 31,
	2016	2017
Dividend yield	-	-
Expected volatility	-	75.83%
Risk-free interest	-	1.39
Expected life	-	2

F-12

ENLIVEX THERAPEUTICS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

1)	Obligation to pay royalties to the State of Israel

The Company is required to pay royalties to the State of Israel (represented by the Israel Innovation Authority), computed on the basis of proceeds from the sale or license of products which development was supported by State grants.

In accordance with the terms of the financial participation, the State is entitled to royalties on the sale or license of any product which development was supported with State participation.

These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the dollar) received by the Company plus annual interest at the LIBOR rate.

The aggregate contingent obligation payable by the Company as of December 31, 2017 was approximately $4,864 which represents the gross amount of grants actually received by the Company from the Israel Innovation Authority, including accrued interest.

As of December 31, 2017, the Company had not paid any royalties to the Israel Innovation Authority.

2)	Lease agreements

-	On April 1, 2013, a rental contract was signed between the Company and a third party for approximately 12 square meters of laboratory space in the Hadassah University Hospital. The rental agreement is for a period of five years and can be terminated by either party with a 60 days' notice, it also stipulates that the Company will pay a monthly rent of NIS 2 ($0.5) linked to the Israeli CPI.
-	On September 17, 2015 the Company entered into a rental agreement for approximately 284 square meters of offices and laboratory space in the biotechnology park in the Hadassah University Hospital. The rental agreement is for a period of 4 years and can be extended by an additional period of 4 years. The monthly rental and management fees are NIS 21 ($5) linked to the Israeli CPI. To secure the liability of the Company for the new lease, the Company provided the lessor a bank guarantee in an amount of approximately $22 thousand (NIS 75 thousand).

-	On January 1, 2016 the Company entered into a rental agreement for approximately 66 square meters of offices in Ness Ziona. The rental agreement is for a period of 3 years and can be extended by an additional period of 3 years. The monthly rental and management fees are NIS 7 ($2). To secure the liability of the Company for the new lease, the Company provided the lessor a bank guarantee of approximately $5 (NIS 20).
-	The Company has entered into operating lease agreements during 2015 with respect to motor vehicles. The agreements are for a period of 36 months and will expire in 2018.

Future minimum lease commitments under the abovementioned operating leases as of December 31, 2017, are as follows:

2018	$131
2019	96
2020	11
$238

NOTE 8 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Expenses (income):

	Year ended December 31,
	2016	2017
Benefits to related parties:
Compensation to non-employees directors	$21	$-
Share based Compensation to non-employees directors	$47	(29)
Other related parties expenses	$20	$21
Other Comprehensive loss - interest on convertible notes	$67	$-

F-13

ENLIVEX THERAPEUTICS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES (cont.)

Key management compensation:

Key management includes directors (executive and non-executive) and executive officers. The compensation paid or payable to key management for services during each of the years indicated is presented below.

	Year ended December 31,
	2016	2017
Salaries and employee benefits	$436	$437
Share-based compensation	61	50
	$497	$487

b.	Payables to related parties:

	December 31,
	2016	2017
Key management	$28	$25

NOTE 9 – EQUITY

a)

Shares of Common Stock confer upon their holders the right to participate and vote in general stockholders’ meetings, to share in the distribution of dividends if declared by the Company and the right to receive assets of the Company upon its liquidation.

Shares of Preferred Stock confer on their holders all rights accruing to holders of Common Stock, and, in addition, bear certain conversion and preference rights. Preferred A and B Stock also confer upon their holders the right to receive an annual dividend amount equal to the original issue price of each Preferred Stock plus a cumulative preference of 6% of the original issue price per annum compounded annually until the lapse of two years from their issuance date.

Accumulated unpaid dividends to series A and series B Convertible Preferred Stock holders as of December 31, 2016 and 2017 were $496 and $1,213, respectively.

b)

On February 1, 2016 the entire aggregate principal amount of convertible notes issued by the Company in 2014 with all accrued and unpaid interest thereon, in the amount of $8,865 was converted into 63,201,174 shares of Series A convertible preferred stock.

6,444,687 and 2,450,000 shares of common stock have been issued to several shareholders, who were entitled to certain anti-dilution rights on February 1, 2016 and September 14, 2017, respectively.

c)

On September 15, 2017 and October 20, 2017 the Company issued a total of 28,377,032 shares of Series B Preferred Stock of the Company, and a total of 36,630,970 warrants exercisable into shares of Series B Preferred Stock for a total cash consideration of $8,550 comprising of:

Shares of Series B Preferred Stock	$7,730
issuance costs allocated to Preferred Stock	519
8,249
Fair value attributed to the investors' warrants	301
$8,550

Each warrant is exercisable into 1 share of Series B Preferred Stock of the Company at an exercise price of $0.3013 per share subject to the fulfillment of an exercise event. The warrants will expire at the earlier of 36 months from the issuance date or an exercise event as defined in the investment agreements, the exercise period may be extended under certain conditions. The investment agreement also stipulates that the warrants will be canceled and nullified prior to its expiration date upon the consummation of a public listing of the Company’s shares on a non-Asian-Pacific stock exchange or upon the consummation of an M&A transaction with a non-Asian-Pacific company. The warrants may be exercised via a cashless exercise mechanism, whereby the number of shares the value of which equals the exercise premium in cash will be deducted from the number of shares to be issued upon exercise of the warrant. In addition, the number of warrants outstanding will be adjusted to certain events specified in the warrant agreement.

F-14

ENLIVEX THERAPEUTICS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 – EQUITY (cont.)

The Company issued additional warrants in settlement of issuance costs to purchase 995,685 shares of Series B Preferred Stock at $0.3013 per warrant, subject to certain adjustments, for a period of 7 years. These warrants may also be exercised on a cashless basis. The fair value of these warrants issued at grant date was $37 and was considered as additional issuance costs.

In accordance with ASC 815: “Derivatives and Hedging”, one of the characteristics of a derivative is that its terms require or permit net settlement. Accordingly all warrants were classified as a non-current liability measured at fair value.

The Company first allocated the proceeds of the issuance to the warrants; the remaining proceeds were allocated to the shares and were recorded to equity.

The total issuance costs in relation to the financing round in the amount of $538 were allocated between the warrants and the shares in proportion to the allocation of the proceeds. The portions of the issuance costs in the amount of $19 that were allocated to the warrants and recorded as financial expense in the Company's statement of comprehensive loss. The portions of the issuance costs that were allocated to the Preferred Stock of $519, were recorded to the additional paid in capital in the Company's balance sheet.

NOTE 10 – SHARE-BASED COMPENSATION

a)	Stock option plan – general

Options granted under the Equity Incentive Plans and agreements expire after ten years from the date of grant. Upon termination of the optionee’s employment or other relationship with the Company, options cease vesting, vested options forfeit.

Ordinary shares underlying options that are canceled or not exercised within the option term become available for future grant.

In 2007, the Company adopted its 2007 Incentive Compensation Plan (the “Equity Incentive Plan”) under which 1,001,100 shares were authorized for issuance to its employees, outside directors and consultants.

In 2014, the Company adopted its Global Share Incentive Plan (2014) (the “2014 Equity Incentive Plan”) under which 30,492,144 shares are authorized for issuance to its employees, officers, directors and consultants.

In September 2017 the Company approved an increase in the number of Shares authorized under the 2014 Equity Incentive Plan by 7,415,477 Ordinary Shares.

As of December 31, 2017 none of the shares under the 2007 Equity Incentive Plan and 3,437,429 shares under the 2014 Equity Incentive Plan were available for future grant.

b)	Employees' and directors stock options

The following table contains additional information concerning options granted to employees and directors under the existing stock-option plans:

	For the year ended December 31,
	2016		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	18,227,069	$0.13	17,617,545	$0.13
Granted	241,000	0.13	4,240,044	$0.13
Granted	-	-	13,862,864	$0.3013
Forfeited and expired	(632,708)	0.13	(1,457,066)	$0.13
Exercised	(217,816)	0.13	-	$-
Outstanding at end of period	17,617,545	$0.13	34,263,387	$0.199
Exercisable at end of period	11,214,265	$0.13	15,966,087	$0.13

F-15

ENLIVEX THERAPEUTICS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 – SHARE-BASED COMPENSATION (cont.)

Following is a summary of changes in nonvested shares granted to employees and directors:
	For the year ended December 31,
	2016		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the period	17,416,526	$0.13	6,403,280	$0.13
Granted	241,000	0.13	4,240,044	$0.13
Granted	-	-	13,862,864	$0.3013
Vested during the year	(10,621,538)	0.13	(4,820,492)	$0.13
Forfeited during the year	(632,708)	0.13	(1,388,396)	0.13
Balance at the end of the period	6,403,280	$0.13	18,297,300	$0.255

The total unrecognized estimated compensation cost related to non-vested employees' stock options granted until December 31, 2016 and 2017 was $84 and $185, which is expected to be recognized over a weighted average period of 2.46 and 3.05 years.

Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for the employees options outstanding at the December 31, 2017:

exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
$0.09	11,012	1.75	0.65	11,012
$0.13	15,272,020	6.44	-	12,477,229
$0.13	741,447	2.54	-	741,447
$0.13	151,000	8.17	-	37,750
$0.13	2,851,649	9.18	-	2,698,649
$0.13	1,373,395	9.95	-	-
$0.3013	13,862,864	9.95	-	-
	34,263,387			15,966,087

The total intrinsic value of options exercised during 2016 and 2017 was $0 and $0.

The following table summarizes share-based compensation expenses related to grants under the Equity Incentive Plan to employees and directors included in the statements of operations:

	Year ended December 31,
	2016	2017
Research & development	$21	$123
General & administrative	90	(2)
Total	$111	$121

NOTE 11 – TAXES ON INCOME

a.	The Israeli corporate tax rate was 25% in 2016. As of January 1, 2017 the corporate tax rate was reduced to 24% and to 23% as of January 1, 2018.
b.	The Company has not been assessed for tax purposes since its incorporation. Tax assessments through the year ended December 31, 2012 are deemed to be final.
c.	As of December 31, 2017, the Company had carry-forwards losses amounting to approximately $12,637. These carried forward losses have no expiration date.

F-16

ENLIVEX THERAPEUTICS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 – TAXES ON INCOME (cont.)

d.	The components of the provision for income taxes are as follows:

Year ended December 31,
	2016	2017
Current tax	$-	$-
Deferred tax	-	-
Provision for income taxes, net	$-	$-

e.	Reconciliation of the theoretical tax expenses:

	Year ended December 31,
	2016	2017
Loss before taxes	$2,878	$2,503
Statutory tax rate	25%	24%
Tax benefit	719	601

Permanent differences	(28)	(30)
Valuation allowance	(652)	(501)
Differences in tax rate	(65)	(36)
Translation differences	26	(34)
Tax expenses	$-	$-

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes.

As of December 31, 2017 the Company has provided full valuation allowance in respect of deferred tax assets. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carry-forward and other temporary differences will not be realized in the foreseeable future.

Components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2016	2017
Tax assets in respect of:
Accrued severance pay and accrued vacation pay	17	18
Research and development expenses	414	379
Net loss carry forward	1,707	2,242
Total deferred tax assets	2,138	2,639
Less - valuation allowance	(2,138)	(2,639)
Deferred tax assets	$-	$-

NOTE 12 – FAIR VALUE MEASUREMENT

The Company's financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2016 and 2017:

	December 31, 2016
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,020	$3,020	$-	$-
Restricted cash	25	25	-	-
Total financial assets	$3,045	$3,045	$-	$-

	December 31, 2017
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$9,005	$9,005	$-	$-
Restricted cash	27	27	-	-
Total financial assets	$9,032	$9,032	$-	$-

Warrants	$344	$-	$-	$344
Total financial liabilities	$344	$-	$-	$344

F-17

ENLIVEX THERAPEUTICS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Research and development expenses – net

	Year ended December 31,
	2016	2017
Payroll and related expenses	$732	$593
Research and development services	832	493
Patent-related expenses	87	219
Share Based Compensation	21	123
Depreciation	58	83
Other	203	180
	1,933	1,691
Israel Innovation Authority participation in research and development costs and royalties payable	96	-
	$2,029	$1,691

b.	General and administrative expenses

	Year ended December 31,
	2016	2017
Payroll expenses and management fees	$409	$365
Professional fees	211	70
Office maintenance and other	60	23
Share Based Compensation	90	(2)
Travel Expenses	23	24
	$793	$480

c.	Financial income

	Year ended December 31,
	2016	2017
Interest income	$30	$37
	$30	$37

d.	Financial expenses

	Year ended December 31,
	2016	2017
Issuance expenses related to warrants exercisable into shares	$-	$19
Net change in fair value warrants exercisable into shares	-	-
Exchange differences, net	84	350
Bank commissions	2	1
	$86	$370

NOTE 14 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these financial statements were issued, and determined that the following events necessitated disclosure:

In January 2018, 918,284 stock options were granted to a director with a cash exercise price of $0.3013, vesting yearly over a period of four years with 100% acceleration of the vesting upon a consummation of a public event.

Additional 600,000 stock options were granted to related parties with cash exercise price of $0.3013, vesting yearly over a period of four years.

F-18